**AMENDED AND RESTATED OPERATING AGREEMENT**
**OF**
**HOLMES MADE FOODS LLC**

**This AMENDED AND RESTATED OPERATING AGREEMENT OF HOLMES MADE FOODS LLC (the "Agreement") is made on November 1, 2017 between the Members, as defined herein, and merges, amends, and restates all prior agreements by or between the Members relating Holmes Made Foods LLC (the "Company").**

**BACKGROUND:**

1. The Company has received and accepted (or will receive and accept upon execution of this Agreement) an advance of $25,000 from The Cleveland Foundation Community Investment Company LLC (herein, the "Investment Company")

2. Several of the Members other than the Investment Company have executed prior writings purporting to govern the Company's operations or set forth the rights and duties of its members, managers, officers, or agents (all such agreements together herein referred to as the "Original Operating Agreement").

3. All of the Members now desire to amend and restate the Original Operating Agreement in the form of this Agreement, to fully set forth their agreements and understandings regarding the Company and to own and operate the Company in accordance with the terms of this Agreement.

In consideration of the mutual promises herein and for other valuable consideration, the receipt of which is hereby acknowledged, the Members agree as follows:

**SECTION 1**
**DEFINITIONS**

For purposes of this Agreement, unless the context clearly indicates otherwise: (i) all capitalized words in this Agreement shall have the meanings set forth in the Appendix attached hereto or otherwise assigned within the provisions hereof and (ii) all non-capitalized words in this Agreement that are defined in Chapter 1705 of the Ohio Revised Code (the "Act") shall have the meanings set forth therein.

**SECTION 2**
**ORGANIZATION**

2.1 Formation. Holmes Made Foods LLC, a limited liability company, was organized under the Ohio Limited Liability Company Act (the "Act"). The Articles of Organization were executed on behalf of the Company by Bruce Holmes, its authorized agent and filed on February 25, 2011 with the Secretary of State of Ohio, in accordance with and pursuant to the Ohio Act.

The undersigned acknowledge and accept that the Company, by and through its President and Tax Matters Member, has transmitted documents to the Internal Revenue Service to request the Company be treated as an association to be taxed as C Corporation for federal taxation purposes.

2.2 Name. The name of the Company is "Holmes Made Foods, LLC". The Members may change the Company's name at any time and from time to time. The Members may also cause the Company

4to do business at the same time under more than one fictitious name if the Members determine that doing so is in the best interest of the Company.

2.3 Purpose and Character of Business. Except as provided by the Act, the Company may pursue any purpose or purposes for which individuals may lawfully associate themselves.

2.4 Principal Office. The principal office of the Company shall be located at 21315 Fairmount Blvd., Shaker Heights, OH 44118. The location of the principal office may be changed by the Members at any time and from time to time.

2.5 Effective Date; Term. The term of the Company commenced with the filing of the Articles of Organization with the Ohio Secretary of State. The term of the Company shall be perpetual unless earlier dissolved and terminated pursuant to the Act or to any provisions of this Agreement.

2.6 Statutory Agent. As of the date hereof, the Statutory Agent for service of process as required by the Act is Bruce Holmes, of 21315 Fairmount Blvd., Shaker Heights, OH 44118. The Statutory Agent may be changed by the Members. Upon any change of the Statutory Agent, the Company shall file a notice of change with the Ohio Secretary of State as required under the Act.

As soon as is practicable on or after the effective date hereof, the Members shall cause to be executed and properly filed an amendment to the Articles of Organization (a) changing the Statutory Agent to Ethan Homes at the address he provides, and (b) expanding the description of the purpose of the company include any purpose or purposes for which individuals may lawfully associate themselves.

2.7 Title to Property. All property owned by the Company, whether real or personal, tangible or intangible, shall be deemed to be owned by the Company as an entity and not by the Members.

2.8 Members. As of the effective date of this Agreement, the Members have been admitted to the Company as its members. The name, mailing address and number of Units of the Members are set forth on Exhibit A.

2.9 Authorizing Documents. The signers of this instrument hereby certify they have full unconditional authority to execute this Agreement for the purposes herein stated. The Members that are business entities and not natural persons shall submit to the Company concurrently herewith copies of their formative documents as filed with the Ohio Secretary of State and certificates of incumbency evidencing the signing agent's authority.

## SECTION 3
## MEMBERSHIP INTEREST

3.1 Interests and Voting. The membership interests in the Company shall be denominated in Units. The Company is authorized to issue 1,000 Units. The Company, under the Original Operating Agreement, has previously issued membership interests. As of the effective date hereof, the Company hereby issues all additional membership interests required to bring the total number of Units outstanding to 1,000 Units, with such outstanding Units distributed as defined and described in the attached Exhibit A.

3.2 Capital Contributions. The Members may make, but are not required to, contributions to the capital of the Company from time to time as authorized by a majority vote of the outstanding membership interests.

3.3 Distributions and Voting. All payments made to the Members will be made to them in proportion to the number of Units held by each of them. Each Unit is entitled to one vote. All items of income, gain, loss, deduction and credit shall be allocated to the Members pro rata based upon such Member's ownership Interest or capital account.

The Company has filed for a C Corporation IRS designation and in the event that the Company's request for a C Corporation designation for tax purposes is denied or if the Company turns profitable before such event, subject to the provisions that follow, the Members shall cause to be distributed no later than the tenth ($10^{th}$) day of the month following each calendar quarter (*i.e.*, by the $10^{th}$ of April, July, October and January) in proportion to Unit ownership, an amount equal to the maximum income tax liability which any Member of the Company would be subjected to on account of the Profits or any capital gains of the Company that pass through from the Company under the applicable provisions of the Code, assuming that the highest bracket for individuals for United States federal income tax purposes may be applied, together with the highest bracket for State of Ohio income tax purposes ("Mandatory Distributions"). It shall further be presumed that the Member can deduct the State of Ohio together with any applicable local income taxes in full without limitation for federal income tax purposes, and the calculations shall be made using the net effective State of Ohio income tax rate. The Mandatory Distribution so determined shall be determined as available for distributions to Members unless the Members determine that such amount cannot be distributed because of capital requirements or reasonably anticipated capital requirements of the Company, or unless such distribution would cause the Company to violate any agreement to which it is a party. No distribution may be made to a Member to pay such Member's income or franchise tax liability or such Member's share of the Company's income to the extent the Company has paid a tax imposed by any jurisdiction for which the Member may claim a credit. The Company shall not make a distribution to any Member to the extent that at the time of the distribution, after giving effect to the distribution, all liabilities of the Company, other than liabilities to the Members on account of their Units and liabilities for which the recourse of creditors is limited to specified property of the Company, exceed the fair value of the assets of the Company, except that the fair value of the property that is subject to a liability for which the recourse of creditors is limited shall be included in the assets of the Company only to the extent that the fair value of that property exceeds that liability.

3.4 Certificates. The Company may, but is not required to, issue certificates of membership interest ("Certificates") evidencing the ownership of Units. If issued, the Certificates shall be numbered serially, as they are issued, and shall be signed by the Secretary or another officer of the Company. Each Certificate shall state the name of the Company, the fact that the Company is organized under the laws of the State of Ohio as a limited liability company, the name of the person to whom issued, the date of issue, and the number of Units represented thereby. Each Certificate shall be otherwise in such form as may be determined by the Secretary of the Company.

Notwithstanding anything to the contrary herein, the Company has not elected to issue Certificates, and this Agreement shall serve as evidence of the Units issued.

All Certificates surrendered to the Company for transfer shall be cancelled and no new Certificates shall be issued in lieu thereof until the former Certificates for a like number of Units shall have been surrendered and cancelled, except as herein provided with respect to lost, stolen, or destroyed certificates.

3.5 Replacement of Lost, Stolen, or Destroyed Certificates. Any Member claiming that his or her Certificate is lost, stolen, or destroyed may make an affidavit or affirmation of that fact and request a new Certificate. Upon the giving of a satisfactory indemnity to the Company as reasonably as required by the Secretary of the Company, a replacement Certificate may be issued of the same tenor and representing the number of Units as was represented by the Certificate alleged to be lost, stolen, or destroyed.

3.6 Acquisition of Membership Interests.

3.6.1 The Investment Company shall pay $25,000 as an advance upon the signing of this agreement by all Members, and an additional $65,000 in total for its 150 Units upon receipt of IRS notification that the Company is now identified as a C Corporation for income tax purposes and is no longer operating as a partnership for tax purposes. It shall pay an additional $40,000 in March, 2018 provided, that Company and Ethan Holmes have provided evidence reasonably satisfactory to the Investment Company in its sole discretion that the Company is financially solvent and has sound management and leadership and that the money will be used in part for office build out in Slavic Village, Cleveland, OH or as otherwise agreed. In the event that the Investment Company reasonably determines in its sole discretion that the Company has not met the conditions for an additional $40,000, investment, the Units held by the Investment Company shall be decreased by 45 Units, and ownership of such Units shall be transferred to Ethan Holmes.

3.6.2 From March 1, 2018, up to and through August 31, 2019, Ethan Holmes shall have the right to require the Investment Company to increase its equity ownership interest in the Company by an additional 3%. The purchase and sale of the additional 30 Units comprising such 3% increase will have a purchase price of $25,000 and the transaction will be consummated thirty (30) days after the date that Ethan Holmes provides written notice to the Investment Company that he elects to exercise this right. The purchase price for these additional Units shall be paid in cash, unless otherwise agreed by Ethan Holmes. Notwithstanding the foregoing, in the event that the Investment Company has exercised its put right in **Section 3.7.2** hereof, "Investment Company Put Rights", the put right in this **Section 3.7.2.1** immediately becomes null and void.

3.6.3 From the effective date of this Agreement until October 31, 2022, Goldstein Family Investments, LLC or Goldstein, Caldwell & Associates (together, herein, the "Goldstein Affiliates") shall have the right to acquire 75 additional Units from Ethan Holmes' Units for a purchase price of $75,000, which based upon the amount and distribution of membership interests as of the date hereof will increase the collective interest of the Goldstein Affiliates by 7.5% and decrease the collective interest of Ethan Holmes by the same amount. The Company is hereby authorized to transfer these Units to effectuate the acquisition described in this Section 3.6.3.

3.6.4 Membership interests are transferable only with the express authorization of the Members, except that the following are permitted without such authorization:

(a) a transfer between Members, subject to the other provisions of the Agreement or

(b) a transfer for estate planning purposes to an entity or trust controlled by the transferring Member.

3.7 Member Put Rights.

3.7.1 Selective Put Rights.

3.7.1.1 This **Section 3.7.1** shall apply only to the Goldstein Affiliates and Laurie Green (each referred to for purposes of this **Section 3.7.1** as a "Selling Member"). Beginning January 1, 2019, each Selling Member shall have the right to cause the Company to purchase all (but not less than all) of its

membership interests in the Company upon the terms and conditions of this **Section 3.7.1**. In order to exercise this option, a Selling Member must deliver a written notice ("Put Notice") to the President on behalf of the Company, or if no President is then serving, to the other Members on behalf of the Company, to sell in redemption all of such Selling Member's membership interests to the Company ("Put Units"). The Put Notice shall constitute an irrevocable offer to sell all of such Put Units and the Company shall be required to purchase the Put Units on the terms and conditions set forth in this Section.

3.7.1.2 The purchase price for the Put Units to be sold pursuant to this section shall be the fair market value of such Put Units (as determined pursuant to this section and the purchase price for the Put Units will be determined by the agreement of the Company and such Selling Member, which shall then be the put option purchase price ("Put Purchase Price").

3.7.1.3 If any disagreement exists between Selling Member and the Company as to the fair market value of the Put Units and such disagreement cannot be resolved within a period of thirty (30) days of the receipt by the Company of the Put Notice, then Selling Member and the Company shall each select an independent appraiser within thirty (30) days following the date that the parties have determined that they cannot agree upon such fair market value, but no later than sixty (60) days of the receipt by the Company of the Put Notice to determine the fair market value of the Put Units. The value agreed upon by those appraisers will be the fair market value of the Put Units, or if the appraisers cannot agree within sixty (60) days of their appointment, then the average of the two appraised values shall be the fair market value of the Put Units; provided, however, that if the two appraised values differ by an amount that is greater than ten percent (10%) of the lower appraised value of the Put Units, then the two independent appraisers shall select a third independent appraiser, and the value agreed upon by a majority of the three appraisers, or if there is no agreement within sixty (60) days of the third appraiser' s appointment, then the average of the two values that are most closely related, shall be the value of the Put Units.

3.7.1.4 The valuation of the Put Units made by the appraisers (or the average valuation described herein) shall be conclusive and binding on all parties for purposes of this section. The cost of the appraisals will be shared by the Company and the Selling Member. All appraisers appointed shall be qualified by experience and ability to appraise such Put Units. In determining the fair market value of the Put Units, any appraisal of the Put Units shall indicate the extent, if any, to which a minority, lack-of-control, marketability, blockage, or other discount should apply to the Put Units. Notwithstanding the foregoing, Selling Member and the Company may, with their mutual consent, select one (1) appraiser whose appraisal shall be binding on all of the parties.

3.7.1.5 Once the value of the Put Units has been determined by the appraisers, then such value shall be the Put Purchase Price for the Put Units. In purchasing the Put Units, the Company shall pay the Put Purchase Price in cash at the closing of such transaction, except as otherwise provided in this Agreement.

3.7.1.6 Notwithstanding anything to the contrary in this Agreement, if the Company reasonably demonstrates (i) it does not have sufficient funds to pay the Put Purchase Price in full or (ii) such payment would result in a material adverse effect on the Company., the Company shall instead issue a promissory note to the Selling Member in lieu of cash, the principal balance due thereunder being the Put Purchase Price. Such promissory note shall be in the form of the sample attached as "Exhibit B" and shall require payment of the Put Purchase Price in twenty (20) equal quarterly installments of principal and interest sufficient to amortize the Put Purchase Price over a term of five (5) years, bearing interest at two and one half percent (2.5%) per annum. Payments shall begin on the first day of the first whole calendar quarter following the date of the promissory note and shall continue for each consecutive quarter thereafter until the principal balance is paid in full. If such first payment date falls within thirty (30) days of the promissory note date, payments shall begin on the first day of the next consecutive calendar quarter.

3.7.2 Investment Company Put Rights.

3.7.2.1 Notwithstanding anything to the contrary in this Agreement, all the terms of this Section 3.7.2 shall apply. After October 1, 2018, the Investment Company shall have the right to require the Company to repurchase all of the Investment Company's Units (the "Investment Company Units"), subject to the conditions of **Section 3.7.3** below, at either: (i) the purchase price paid by Investment Company, if, in the President's judgment, the Company is financially capable of doing so without causing undue constraint on the cashflow of the operations or otherwise putting the Company at substantial risk of financial harm, or (ii) a lesser value, to be determined by the Members, the payment of which would not cause such negative impacts in their judgment or (iii) for no value if determined solely by the Investment Company that it chooses to relinquish its Units.

3.7.2.2 The Investment Company may at its sole option timely rescind any demand for purchase under this **Section 3.7.2** or accept payment in the form of a promissory note as described in Section 3.7.1, should it determine that selling its Units at a cash price consistent with **Section 3.7.2.1** is not in its best interest.

3.7.2.3 A purchase and sale of the Investment Company Units consistent with this **Section 3.7.2** shall be consummated thirty (30) days after the date that the Investment Company provides written notice to the Company that it elects to exercise this put right. The purchase price for the Investment Company Units shall be paid in cash, unless otherwise agreed by the Investment Company. If the put option of this section is exercised, ownership of the Investment Company Units shall be redeemed by the Company, and the Investment Company shall lose all rights and interests in the Company when the affected Units are retired.

3.7.3 Conditions Trigging Investment Company Put Rights. The Investment Company may exercise its put rights under **Section 3.7.2** above on occurrence of any of the following conditions:

(a) a change of management occurs such that Ethan Holmes no longer has a majority membership interest or is no longer President;
(b) management is no longer capable of carrying out its duties and responsibilities;
(c) the company strategy materially changes without the Investment Company's prior approval; or
(d) the Investment Company reasonably believes that continuing ownership would place it at substantial risk of financial harm (other than that which would be caused solely by a loss of value in its shares), reputational damage, or other significant harm arising from a change in circumstances or from the acts or omissions of the Company or its officers or other Members.

3.7.4 A purchase of Units under this **Section 3.7** shall first be offered to Ethan Holmes and if he declines the repurchase then it will operate as a redemption, with the acquired Units being held by the Company as treasury Units. A Member exercising its put rights under this **Section 3.7** will lose all rights and interests in the Company.

3.8 Antidilution. In the event that the Company shall determine to issue additional Units, securities convertible into or exchangeable for Units, or any other options, rights or warrants to purchase Units (in this **Section 3.8**, "Securities") to any person, the Company shall notify the Members in writing of the proposed issuance, the number, amount or type of Securities to be issued, the date on or about which such issuance is to be consummated and the price and other terms and conditions thereof, at least fifteen

(15) days prior to the proposed date for consummation of the issuance of such Securities. For a period of ten (10) days after the date such notice is deemed to have been received hereunder, each Member shall have the option but not the obligation to purchase, upon the same price, terms and conditions as such Securities are proposed to be issued to such person, that number of such Securities as shall equal the aggregate number of such Securities to be issued multiplied by a fraction, the numerator of which is the percentage interest owned by such Member immediately prior to the date of issuance to such person, and the denominator of which is the aggregate percentage interests then held by all Members. If such Member exercises his purchase option under this **Section 3.8**, he shall purchase such Securities at the proposed time of consummation of the issuance of the Securities to such person. If a Member does not exercise his purchase option, such Member's ownership interest in the Company shall be diluted by the reason of the issuance of additional Units to other Members who have made such additional acquisition.

## SECTION 4
## ALLOCATIONS AND DISTRIBUTIONS

4.1 Allocation and Distribution of Profits and Losses. The Profits and Losses of the Company may be distributed to the Members for each Fiscal Year at such time and in such manner and amounts as the Members' votes shall determine.

4.2 Accounting and Records. The Company shall maintain, at its principal office, appropriate books and records, kept in accordance with accounting principles consistently applied. The books and records of the Company shall be kept in sufficient detail to determine the Profits or Losses and the federal income tax items of the Company for each period for which an allocation is to be made pursuant to this Agreement. The Company shall also keep such books and records in sufficient detail so as to permit preparation of financial statements in accordance with accounting principles consistently applied. Such books and records and financial statements, together with any other records and documents required to be made available by the Company for inspection under the Act, shall be maintained at the principal office of the Company. Such documents shall be open at reasonable times with reasonable notice for inspection and examination, copying, verification or audit thereof by any Member or his, her, or its duly authorized representative. The President of Holmes Made Food, LLC will send quarterly and year-end financial statements including an income statement, balance sheet and cash flow of activity to the Cleveland Foundation Community Investment Company LLC (attention Chief Financial Officer) and to the remaining Members within 30 days after the end of the respective period, and all k-1 tax returns, if applicable, shall be promptly delivered to all Members following receipt, but no later than March 15 of each year.

## SECTION 5
## MANAGEMENT

5.1 Management. The Company shall be managed by the Members as set forth herein, on corporate matters. Except as otherwise specified, the Members act by majority vote of the outstanding membership Units. Thus, all action to be taken or permitted or required to be taken hereunder by "the Members", shall be effectuated through a majority vote of the outstanding membership Units of the Company, and any fact or decision determined by "the Members" is determined by a majority vote of the outstanding membership Units, subject to the terms and conditions of this Agreement. The Members shall have full and complete authority, power, and discretion to manage and control the business, affairs, and properties of the company, to make all decisions regarding those matters and to perform any and all other acts or activities customary or incident to the management of the Company's business. The authority given in this **Section 5.1** is subject to the limitations of **Section 5.2** below.

5.2 Officers. The Members may appoint a president (the "President"), a secretary (the "Secretary"), a treasurer (the "Treasurer"), one or more vice presidents, and such other officers and assistant officers as the member may from time to time determine. Each officer of the company shall hold office until removed by the Members, which removal may occur with or without cause. All officers shall have such authority and perform such duties as are customarily incident to their respective offices, and those as may be specified from time to time by the Members, regardless of whether such authority and duties are customarily incident to such office. Notwithstanding anything to the contrary herein, the officers have sole authority to and shall conduct or manage the day-to-day and regular business operations of the Company.

The Members hereby appoint or ratify the appointment of the following individuals to the offices set forth opposite their respective names, each to serve until a successor is duly appointed, or until the earlier of his or her resignation, removal from office, or death:

Ethan Holmes, President
Cody Goodman, Vice President
Janae Bryson, Secretary
Samuel Wright, Treasurer

5.3 Indemnification. The Company shall indemnify and defend the Members and any officers and make advancements of expenses to the maximum extent permitted under the Act. The Company shall indemnify its employees and other agents who are not Members or officers to the maximum extent permitted under the Act, provided that the indemnification in any given situation is approved by the Members. The obligations of the company under this Section shall be satisfied solely from the assets of the Company, and the Members shall have no personal liability on account thereof.

In accordance with the provisions of the Act, any party to be indemnified under this provision must have at all relevant times acted in good faith under the reasonable belief his or her actions would be in the best interests of the Company, or at least not opposed to them.

5.4 Insurance. The Company shall have the power to purchase and maintain insurance on behalf of the Members or any individual who is or was an officer of the Company or otherwise affiliated with the Company against any liability asserted against and incurred by such party in such party's capacity, or arising out of the party's status as such, whether or not the company would have the power to indemnify the party against such liability under the provision of **Section 5.3** hereof. The Company shall add Cleveland Foundation Community Investment Company LLC as additional insureds to all insurance policies.

5.5 Meetings of the Members; Quorum. Any Member may call a meeting of the Members upon fifteen (15) days' notice in writing (which may be by facsimile or email), which notice shall specify the date, time and purpose or purposes of the meeting. Meetings of the Members shall be held at the Company's principal executive offices, unless the Members agree to meet at another location or through computer web service. Members shall have the right to attend any meeting of the Members by conference telephone or other method of communication which each Member can hear all other Members in attendance. Except with respect any action requiring the vote of a greater number or proportion of interests of the Members under this Agreement or under applicable law, a majority of Members shall constitute a quorum of the Members for the transaction of business at any meeting of Members.

5.6 Decisions of the Members. Decisions and actions of the Members may be made or approved at a meeting held in accordance with the provisions of this Agreement or by a written instrument executed by such proportion in interest of the Members as is required to make or approve such action or decision under the terms of this Agreement or under applicable law.

5.7 Actions of the Members Without a Meeting. Any action which is required or permitted to be taken by the Members at a meeting may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by such number of Members or proportion in interest of the Members as would be necessary to authorize or take such action at a meeting at which all Members entitled to vote therein were present and voted, provided that the writing or writings setting forth such action shall be filed with the minutes of the meetings of the Members.

5.8 Waiver of Notice. Notice of any meeting of the Members may be waived by a Member by a waiver of the notice in writing, signed by the Member entitled to the notice, whether before, at or after the time stated for the meeting. Attendance of a Member at any meeting, whether in person, by proxy as provided above or by telephone as provided above, shall constitute waiver of notice of such meeting, except where a Member attends a meeting for the express purpose of objecting the transaction of any business because the meeting is not lawfully called or convened and does so at the outset thereof. Any waiver of notice of a meeting by a Member hereunder shall be equivalent to the giving of such notice.

5.9 Certain Actions. The Company may not, without the approval of the Investment Company take any of the following actions:

(a) effect a transaction or series of related transactions in which a person acquires, or a group of related persons acquire, from the Company all, or substantially all, of the Company's assets;
(b) any merger or consolidation of the Company with or into any other limited liability company, corporation, partnership or other business organization;
(c) the continuation of the Company following the occurrence of an event of withdrawal, as the term is defined and described in Section 1705.15 of the Act, as to any member.
(d) create, issue or sell any Units (or any interest convertible into Units) create any additional class or series of Units, or increase the authorized number of Units;
(e) purchase any Unit other than repurchases of Units from former employees, managers, consultants or any other person who or that performed services for the Company and such purchase is (1) in connection with the cessation of such employment or service and (2) according to an agreement, or form of agreement, approved by the Members, except that the transactions provided for in **Section 3.7** hereof are permissible without Investment Company approval;
(f) amend, alter, or repeal any provision of this Agreement or the Company's Articles of Organization;
(g) make any distributions;
(h) approve the Company's annual budget;
(i) incur any indebtedness in excess of $10,000 that is not already included in a budget approved by the Members, other than trade credit incurred in the ordinary course of business except that the transactions provided for in **Section 3.7** hereof are permissible without Investment Company approval;
(j) enter into any relationship involving the payment, contribution, or assignment by the Company or to the Company of money or assets greater than $10,000;
(k) enter into or be a party to any transaction with any Member, manager or employee of the Company or any Affiliate thereof;
(l) liquidate, dissolve or wind up the affairs of the Company;
(m) sell, assign, license, pledge or encumber the Company's assets, other than licenses granted in the ordinary course of business; or
(n) enter into any arrangement that would make it impossible for the Company to carry on in the ordinary course of business.

The Investment Company shall timely respond to received requests by the Company for the Investment Company's approval under this **<u>Section 5.9</u>**, which approval shall not be unreasonably withheld, delayed or conditioned. In the event the Investment Company fails to respond within ten (10) business days, the Investment Company shall be deemed to approve such request. The Investment Company will consider future suggestions as to a framework, formulas, conditions, or circumstances under which the Company may take some of the listed actions without first obtaining approval.

5.10 <u>Tax Matters Member</u>. Ethan Holmes shall act as the "tax matters partner" for the Company, as that term is defined in, and for all purposes of, Section 6231(a)(7) of the Code ("Tax Matters Partner"). The Tax Matters Partner shall provide the Members with a copy of all correspondence and shall keep the other Members reasonably informed of any audit, administrative or judicial proceedings involving the potential adjustment at the Company level of any item required to be taken into account by the Members for purposes of federal, state and local income taxation. In any controversy with the Internal Revenue Service or any other taxing authority involving the Company, either directly or indirectly, the Tax Matters Partner may, in respect thereof, incur expenses on behalf of the Company which he, she or it deems necessary and advisable and in the best interest of the Company including, but not limited to, attorney and accounting fees. The Tax Matters Partner may execute or agree to a settlement or a compromise of such controversy, waive or extend the statute of limitations, chose a forum for litigation and file amended tax returns only with the prior consent of the Members. The Company shall indemnify the Tax Matters Partner and make advancement of expenses to the maximum extent permitted under the Act.

5.11 <u>Restrictions</u>. Notwithstanding the provisions of Section 5, neither the Members nor any officer or manager shall have the authority to do any of the following acts without the unanimous consent of the Goldstein Affiliates and Laurie Green:

(a) Cause or permit the Company to engage in any activity that is inconsistent with the purposes of the Company;

(b) Knowingly do any act in contravention of this Agreement or which would make it impossible to carry on the ordinary business of the Company, except as otherwise provided in this Agreement;

(c) Amend this Agreement;

(d) Possess Company property, or assign rights in specific Company property, for other than a Company purpose;

(e) Merge, sale, consolidate, exchange, encumber, pledge or otherwise dispose of at one time or in a series of transactions all or substantially all of the Company's assets;

(f) Cause the Company to voluntarily take any action that would cause the bankruptcy of the Company;

(g) Make, execute or deliver any general assignments for the benefit of creditors;

(h) Dispose of the good will of the Company;

(i) Admit a person as a Member, except as provided in this Agreement;

(j) Knowingly perform any act that would submit any Member to liability in any jurisdiction;

(k) Confess a judgment against the Company;

(l) incur any indebtedness in excess of $10,000 that is not already included in a budget approved by the Members, other than trade credit incurred in the ordinary course of business except that the transactions provided for in **Section 3.7** hereof are permissible without additional approval herein; or

(m) Increase the compensation paid to any officer or employee of the Company in excess of twenty percent (20%), or otherwise enter into a compensation arrangement with any such officer, employee or other third-party on a non-market or non-arms-length basis.

5.12 Restriction on Transfer. Ethan Holmes shall not transfer a majority of his Units in the Company without the prior written consent of The Investment Company, Laurie Green and the Goldstein Affiliates.

5.13 Securities Law Transfer Restrictions. Notwithstanding any other provision in this Agreement, but subject to express written waiver by the President exercising his good faith and reasonable judgment, no Units of a Member may be transferred without such Units being registered under the Securities Act, and any applicable state securities laws, or the transferor or transferee providing an opinion of counsel, which opinion of counsel is satisfactory to the Members, to the effect that such Transfer is exempt from all applicable registration requirements and that such Transfer will not violate any applicable laws regulating the transfer of securities, together with such representations, warranties and indemnifications from the transferor and the transferee as the Members exercising good faith and reasonable discretion deem appropriate to confirm the accuracy of the facts and circumstances that are the basis for any such Transfer, and to protect the Company and the Members from any liability resulting from any such Transfer. Such representations, warranties and indemnities may be required to include, without limitation, assurance that the transaction is exempt under applicable federal and state securities laws.

## SECTION 6
## DISSOLUTION AND WINDING UP

6.1 Dissolution. The Company shall terminate upon the earliest to occur of the following events ("Liquidating Event"):

(a) upon the written consent of the Members;
(b) at any time that there ceases to be at least one Members; or
(c) upon the entry of a decree of judicial dissolution
(d) upon the occurrence of any Liquidating Event, a certificate of cancellation containing the information required by the Act shall be delivered to the Ohio Secretary of State for filing.

6.2 Winding Up. Upon dissolution of the Company, the Members shall wind up all of the Company's affairs and proceed to liquidate all of the company's assets as promptly as is consistent with obtaining their fair value. The Company's property and cash shall be distributed:

(a) to creditors, including the Members if any such member is a creditor of the Company, to the extent permitted by law, in satisfaction of the liabilities of the Company; then
(b) to the Members.

Liquidation proceeds shall be paid within 60 days of the end of the Company's Fiscal Year or, if later, within 90 days after the date of liquidation. Such distributions shall be in cash or property or partly in both.

## SECTION 7
## MISCELLANEOUS PROVISIONS

7.1 Entire Agreement. This Agreement contains the entire understanding between the parties regarding the subject matter hereof and supersedes all prior written or oral agreements or understandings between the parties regarding such subject matter, including all prior operating agreements between or among the Company and its member(s).

7.2 Amendment or Modification of this Agreement. This Agreement may be amended or modified from time to time by the written consent of the Members.

7.3 No Partnership Intended for Non-Tax Purposes. The Company has been formed pursuant to the Act. The Members expressly do not intend to form a partnership or a limited partnership.

7.4 Rights of Creditors and Third Parties under this Agreement. This Agreement is entered into by the Member for the exclusive benefit of the Company, the Members and its successors and assignees. This Agreement is expressly not intended for the benefit of any creditor of the Company or any other person. Except and only to the extent provided by applicable statue, no creditor or third party shall have any rights under this agreement or any agreement between the Company and any Member with respect to any capital contribution or otherwise.

7.5 Severability. Every provision of this Agreement is intended to be severable. If any term or provision of this Agreement is illegal or invalid for any reason, the illegality or invalidity shall not affect the legality or validity of the remainder of this Agreement.

7.6 Binding Effect. Except as otherwise provided in this Agreement, every covenant, term and provision of this Agreement shall be binding upon and inure to the benefit of the Members and its successors and assigns.

7.7 Notice. All notices required or permitted by this Agreement shall be in writing. Notice to the Company shall be given to the Company at its principal office. Notice to the Members shall be given or personally delivered to the Members at the addresses indicated on Exhibit A, as amended from time to time, or such other address of which the Members may notify the Company in writing from time to time.

7.8 Construction. The words "Section," "subparagraph" and titles or captions contained in this Agreement are for convenience of reference only and in no way define, limit, extend or describe the scope of this Agreement or the intent of any of the provisions hereof. The use of the term "this Agreement" and/or the words "herein", "hereof", "hereunder" and other similar compounds of the work "here" shall refer to this entire instrument (and any agreement supplemental to this instrument) and not merely any particular section, paragraph, provision or item. Unless something in the subject matter or the context is inconsistent therewith, references herein to sections and paragraphs are to sections and paragraphs of the Agreement.

All the terms and words used in this Agreement, regardless of the number, gender or tense in which they are used shall be deemed and construed to include any other number, singular or plural, any other gender, masculine, feminine or neuter, and the correct verb tense as the context or sense of this instrument or any paragraph or clause herein may require, the same as if such words had been fully and properly written in the correct and appropriate number, gender or tense. Whenever in this Agreement the word "including" is used, it shall be deemed to be for purposes of identifying only one or more of the possible alternatives, and the entire provision in which such word appears shall be read as if the phrase "including but not limited to" were actually used in the text.

7.9 Ohio Law Controlling. The laws of the State of Ohio, including the Act, shall govern the validity of this Agreement, the construction of its terms and the interpretation of the rights and duties of the parties hereto.

8.0 Counterparts. This Agreement may be executed in one or more separate counterparts, each of which is an original and all of which together constitute a single agreement between the parties.

*[Signature page follows.]*

This AMENDED AND RESTATED OPERATING AGREEMENT OF HOLMES MADE FOODS LLC is executed by the Members on the dates specified below and made effective as of the date executed by all the Members

.

**Members:**

_________________________________ Date: ___________
Ethan Holmes

CLEVELAND FOUNDATION COMMUNITY INVESTMENT COMPANY, LLC
By:

_________________________________ Date: ___________
Rosanne S. Potter, its Senior Vice President and Treasurer

_________________________________ Date: ___________
Cody Goodman

_________________________________ Date: ___________
Janae Bryson

_________________________________ Date: ___________
Daniel Taylor

_________________________________ Date: ___________
Justin Harrington

_________________________________ Date: ___________
Samuel Wright

_________________________________ Date: ___________
Zachary Lerner

*[signature page continues]*

*[signature line continuation]*

This AMENDED AND RESTATED OPERATING AGREEMENT OF HOLMES MADE FOODS LLC is executed by the Members on the dates specified below and made effective as of the date executed by all the Members.

**Members:**

_________________________________ Date: ___________
Laurie Green

Goldstein Family Investments, LLC
By:

_________________________________ Date: ___________
Name:
Title:

Goldstein Caldwell & Associates, LLC
By:

_________________________________ Date: ___________
Name:
Title:

## APPENDIX

"Act" means Chapter 1705 of the Ohio Limited Liability Company Act, as amended from time to time.

"Affiliate," when used with respect to a specified Person, means another person that (i) is a partner, director or officer of such specified person or of any person specified in clause (iii) hereof; (ii) is a spouse, sibling, lineal ancestor or lineal descendant of such specified person; or (iii) directly, or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such specified person. For purposes of this definition, "control" means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting stock or other equity interests, by contract or otherwise. For purposes of this Agreement, "person" includes an entity.

"Agreement" means this Operating Agreement, as amended from time to time.

"Articles of Organization" means the Articles of Organization of the Company as properly adopted and amended from time to time by the Members and filed with the Ohio Secretary of State pursuant to the Act.

"Capital Contributions" means any contribution of cash, property or services to the Company made by or on behalf of a Member pursuant to Section 3 hereof.

"Cash Flow" means, for any period, the gross cash revenues actually received from Company operations for such period less the portion thereof used to pay operating expenses (including any additions to the working capital reserves) for such period, all as determined by the Members.

"Company" means the limited liability company organized pursuant to the Articles of Organization and this Agreement, and any successor limited liability company.

"Fiscal Year" means the taxable year of the Members.

"Liquidating Event" means an event, the occurrence of which will result in the dissolution of the Company under Section 6 hereof.

"Member" means the Persons who have signed this Agreement as the Members.

"Profits and Losses" for any Fiscal Year means the net income or net loss of the Company for such Fiscal Year or fraction thereof, as determined for federal income tax purposes.

"Statutory Agent" shall mean the agent designated by the Company from time to time for service of process pursuant to the Act.

"Units" shall mean the membership interests held by any Members.

# EXHIBIT A

| Member Name and Address | Number of Units | Percentage |
|---|---|---|
| Ethan Holmes<br>21315 Fairmount Blvd.<br>Shaker Heights, OH 44118 | 647.6 | 64.76% |
| Cleveland Foundation Community Investment Company LLC<br>Attention: Rosanne S. Potter<br>1422 Euclid Avenue<br>Cleveland, OH 44115 | 150 | 15% |
| Cody Goodman<br>5552 Francis Street<br>Mentor, OH 44060 | 50 | 5% |
| Janae Bryson<br>2845 Van Aken Boulevard<br>Cleveland, OH 44120 | 30 | 3% |
| Daniel Taylor<br>9491 Graystone Lane<br>Mentor, OH 44060 | 10 | 1% |
| Justin Harrington<br>P.O. Box 133<br>Lakemore, OH 44250 | 25 | 2.5% |
| Samuel Wright<br>6554 Clifton Park Circle North<br>New Albany, OH 43054 | 20 | 2% |
| Zachary Lerner<br>1808 Radnor Road<br>Cleveland Heights, OH 44118 | 20 | 2% |
| Laurie Green<br>23299 Shelburne Road<br>Shaker Heights, OH 44122 | 30 | 3% |
| Goldstein Family Investments, LLC<br>3558 Lee Road<br>Shaker Heights, Ohio 44120 | 15 | 1.5% |

| | | |
|---|---|---|
| Goldstein Caldwell & Associates, LLC<br>d/b/a Launch House<br>3558 Lee Road<br>Shaker Heights, Ohio 44120 | 2.4 | .24% |
| **Totals:** | 1,000 | 100% |

**EXHIBIT B**
**TO**
**AMENDED AND RESTATED OPERATING**
**AGREEMENT OF HOLMES MADE FOODS, LLC**

This PROMISSORY NOTE (the "Note") is made on ____________, ____ by Holmes Made Foods LLC, an Ohio limited liability company, of [ADDRESS] ("Payor"), and [SELLING MEMBER], of [ADDRESS] ("Payee"), pursuant to Section _____ of a certain Amended and Restated Operating Agreement of Holmes Made Foods, LLC dated _____________, ___.

For valuable consideration, the receipt of which is hereby acknowledged, Payor promises to pay to Payee the principal sum of _________________ Dollars ($_______), with interest accruing on the unpaid balance at a rate of _________________ (____%) per annum. Payment shall begin on ______________ in the manner that follows:

Payor shall pay installments of principal and interest, each in the amount of ________________ Dollars ($____). Such installment payment shall be due and payable on the first day of every calendar quarter beginning on the ____ day of _________________, ____. All payments shall be made to Payee at the address set forth above, unless Payor is provided with written notice of an alternative address.

The full balance on this Note, including any accrued interest and late fees if any, is due and payable on the ____ day of ____________________, 20___.

Payments shall be first credited any late fees due, then to interest due and any remainder will be credited to principal. Payor may pre-pay this Note without penalty.

If the Payee receives any installment payment more than 15 days after the date that it is due, then a late payment fee of 5% of such late installment shall be assessed to the Payor's account, to be collected at maturity, whether by acceleration or otherwise.

If the Payor is in default under this Note and fails to make any payment owed and such default is not cured within 30 days after written notice of such default is received by Payor, then Payee may, at its option, declare all outstanding sums owed on this Note to be immediately due and payable, in addition to any other rights or remedies that Payee may have under state and federal law.

In the event that any provision herein is determined to be void or unenforceable for any reason, such determination shall not affect the validity or enforceability of any other provision, all of which shall remain in full force and effect.

There are no verbal or other agreements which modify or affect the terms of this Note. This Note may not be modified or amended except by written agreement signed by Payor and Payee.

Any notices required or permitted to be given hereunder shall be given in writing and shall be delivered (a) in person, (b) by certified mail, postage prepaid, return receipt requested, or (c) by a commercial overnight courier that guarantees next day delivery and provides a receipt, and such notices shall be made to the parties at the addresses listed above.

The Payor executes this Note as a principal and not as a surety. If there is more than one Payor, each Payor shall be jointly and severally liable under this Note.

This agreement was signed the ____ day of ________________, 20___ by the following:

Holmes Made Foods, LLC
By:
[Signature]
[Printed Names, Title]